Exhibit 99.1

CREDIT SUISSE
(“COMPANY”)

DEBT SECURITIES

TERMS AGREEMENT

May 8, 2007

To:  The Representative of the Underwriters identified herein

Dear Sirs:

The undersigned agrees to sell to the several Underwriters named in Schedule A hereto for their respective accounts, on and subject to the terms and conditions of the Underwriting Agreement filed as an exhibit to the Company’s post-effective amendment number 1 to a registration statement on Form F-3ASR (No. 333-132936) (“Underwriting Agreement”), the following securities (“Offered Securities”) on the following terms:

Branch:  Guernsey.

Title:  5.860% Fixed to Floating Rate Tier 1 Capital Notes (the “Fixed to Floating Rate Notes”) and Floating Rate Tier 1 Capital Notes (the “Floating Rate Notes”).  The Fixed to Floating Rate Notes and Floating Rate Notes together constitute the Offered Securities.

Principal Amount:  $1,250,000,000 as to the Fixed to Floating Rate Notes; and $750,000,000 as to the Floating Rate Notes.

Interest:  For the Fixed to Floating Rate Notes, (i) in the period from and including May 15, 2007 (“Issue Date”) to but excluding May 15, 2017 (“Reset Date”), at a fixed rate of 5.860% per annum payable semiannually in arrears on each May 15 and November 15, beginning on November 15, 2007; and (ii) in the period from and including the Reset Date at a floating rate per annum equal to Three-Month USD LIBOR plus 1.690% per annum payable quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning on August 15, 2017.

For the Floating Rate Notes, (i) from and including the Issue Date to but excluding the Reset Date, at a floating rate per annum equal to Three-Month USD LIBOR plus 0.690%, and (ii) in the period from and including the Reset Date, at a floating rate per annum equal to Three-Month USD LIBOR plus 1.690%, in each case, payable quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning on August 15, 2007.

Each such day on which interest on the Notes is payable is an “Interest Payment Date.”  Interest payments will be subject to the conditions set forth in the prospectus supplement.

Maturity:  The Offered Securities have no fixed maturity date.

Optional Redemption:  On the Reset Date and on each Interest Payment Date thereafter, the Company will have the right to redeem either, or both, the Fixed to Floating Rate Notes or the Floating Rate Notes for cash, in whole but not in part, subject to the conditions set forth in the prospectus supplement.

Special Event Redemption: The Company may also elect to redeem either, or both, the Fixed to Floating Rate Notes or the Floating Rate Notes for cash, in whole but not in part prior to the Reset Date (i) at any time (in the case of the Fixed to Floating Rate Notes) and (ii) on Interest Payment Dates only (in the case of the Floating Rate Notes), in each case, upon the occurrence of a Tax Event or a Regulatory Event, as such terms are defined in the prospectus supplement and subject to the conditions set forth therein.

Sinking Fund:  The Offered Securities will not be subject to any sinking fund.

Listing:  New York Stock Exchange, Inc.

Purchase Price: 99.000% of principal amount per Fixed to Floating Rate Note; 99.000% of principal amount per Floating Rate Note.

Expected Reoffering Price:  100.000% of principal amount per Fixed to Floating Rate Note; 100.000% of principal amount per Floating Rate Note, subject to change by the Representative.

Applicable Time:  3:30 P.M. (Eastern Time) on the date of this Terms Agreement.

Final Term Sheet:  The Company will prepare and file a final term sheet relating to the Offered Securities as contemplated in Section 5(b) of the Underwriting Agreement.

Closing:  9:30 A.M. on May 15, 2007, at Cleary Gottlieb Steen & Hamilton LLP, in Federal (same day) funds.

Settlement and Trading:  Book-Entry Only via DTC.

Name and Address of the Representative:

Credit Suisse Securities (USA) LLC,  Eleven Madison Avenue, New York, NY 10010.

The respective principal amounts of the Offered Securities to be purchased by each of the Underwriters are set forth opposite their names in Schedule A hereto.

The provisions of the Underwriting Agreement are incorporated herein by reference.

The Offered Securities will be made available for checking at the office of Cleary Gottlieb Steen & Hamilton LLP 24 hours prior to the Closing Date.

The statements in the General Disclosure Package and the Final Prospectus under the following headings are the ones to which Section 2(t) of the Underwriting Agreement applies:  “Taxation” and “Description of the Notes.”

For purposes of Sections 2 and 7 of the Underwriting Agreement, the only information furnished to the Company by any Underwriters for use in the General Disclosure Package or the Final Prospectus consists of (i) the following information in the Final Prospectus furnished on behalf of each Underwriter:

(a)               the concession and reallowance figures appearing in the third paragraph under the caption “Underwriting” in the prospectus supplement;

(b)              the tenth and eleventh paragraphs under the caption “Underwriting” in the prospectus supplement;

(ii) the following information in the Final Prospectus furnished on behalf of Credit Suisse Securities (USA) LLC:

(a)               the first sentence of the fifth paragraph under the caption “Underwriting” in the prospectus supplement;

(b)              the seventh paragraph under the caption “Underwriting” in the prospectus supplement;

 (iii) the following information in the Final Prospectus furnished on behalf of Mitsubishi UFJ Securities International plc:

(a)               the first sentence in the sixth paragraph under the caption “Underwriting” in the prospectus supplement;

(iv) the following information in the Final Prospectus furnished on behalf of Banco Bilbao Vizcaya Argentaria, S.A.:

(a)               the second sentence in the sixth paragraph under the caption “Underwriting” in the prospectus supplement.

Section 6 of the Underwriting Agreement is hereby amended by adding to Section 6(d), Opinion of Swiss Counsel for the Company, the following as item 6(d)(x):

Obligations for Branch Actions. Execution and delivery by the Company acting through its Guernsey branch of the Terms Agreement and the Indenture and the execution, issuance and delivery by the Company acting through its Guernsey branch of the Offered Securities fully obligates the Company (with recourse not limited to branch assets) on the Terms Agreement, Indenture and the Offered Securities.

Section 6 of the Underwriting Agreement is hereby further amended by adding as Section 6(h) the following:

Opinion of Guernsey Counsel for the Company.  The Representatives shall have received an opinion, dated the Closing Date, of Carey Olsen, Guernsey counsel for the Company, to the effect that:

(i)                Status.  The Company has been licensed by the relevant Guernsey authority to maintain its Guernsey branch and to carry on a banking business in accordance with the provisions of Guernsey law and has had full power and authority to so engage in such business in Guernsey.

(ii)             Absence of Conflict.  The execution and delivery by the Company and the other parties thereto of the Terms Agreement and the Indenture, the issuance, sale and delivery of the Offered Securities by the Company and the performance by the Company and the other parties thereto of their respective obligations under each of the Terms Agreement, Offered Securities and Indenture do not and will not conflict with or result in a breach of any provisions of the laws of Guernsey;

(iii)          Absence of Further Requirements.  No consent, approval, authorization or order of, or filing with, any person (including any governmental agency or body or any court) in Guernsey is required for the consummation of the transactions contemplated by the Terms Agreement (including the provisions of this Agreement) in connection with the offering, issuance, sale and delivery by the Company of the Offered Securities or the execution and delivery of the Indenture, including the performance of the obligations of the Company under the Offered Securities; and

(iv)         Absence of Authorization.  In order to ensure the legality, validity, enforceability or admissibility in evidence of each of the Offered Securities, the Indenture and the Terms Agreement, it is not necessary that they be filed or recorded with any public office in Guernsey.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours,

CREDIT SUISSE, GUERNSEY BRANCH

By:	/s/ Peter Feeney

By:	/s/ Sharon O’Connor

The foregoing Terms Agreement is hereby confirmed and accepted as of the date first above written.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sharon Harrison
Name: Sharon Harrison
Title: Director

Acting on behalf of itself and as the
Representative of the several Underwriters.

SCHEDULE A

Underwriter	Principal Amount
	Fixed to Floating Rate Notes	Floating Rate Notes

Credit Suisse Securities (USA) LLC	$1,128,125,000	$676,875,000
Banc of America Securities LLC.	6,250,000	3,750,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	6,250,000	3,750,000
Banco Bilbao Vizcaya Argentaria, S.A.	6,250,000	3,750,000
BNP Paribas Securities Corp.	6,250,000	3,750,000
Citigroup Global Markets Inc.	6,250,000	3,750,000
Fifth Third Securities, Inc.	6,250,000	3,750,000
Fortis Securities LLC	6,250,000	3,750,000
HSBC Securities (USA) Inc.	6,250,000	3,750,000
ING Belgium N.V.	6,250,000	3,750,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	6,250,000	3,750,000
Mellon Financial Markets, LLC	6,250,000	3,750,000
Mitsubishi UFJ Securities International plc	6,250,000	3,750,000
Morgan Keegan & Company, Inc.	6,250,000	3,750,000
Popular Securities, Inc.	6,250,000	3,750,000
Rabo Securities USA, Inc.	6,250,000	3,750,000
SG Americas Securities, LLC	6,250,000	3,750,000
SunTrust Capital Markets, Inc.	6,250,000	3,750,000
Wells Fargo Securities, LLC	6,250,000	3,750,000
MFR Securities, Inc.	3,125,000	1,875,000
Trilon International Inc.	3,125,000	1,875,000
Utendahl Capital Partners, L.P.	3,125,000	1,875,000
Total	1,250,000,000	750,000,000

SCHEDULE B
(REFERRED TO IN SECTION 2(E) OF THE UNDERWRITING AGREEMENT)

1.	Statutory Prospectus Included in the General Disclosure Package

Base Prospectus, dated March 29, 2007, as supplemented by the Preliminary Prospectus Supplement, dated May 8, 2007.

2.	General Use Issuer Free Writing Prospectuses (included in the General Disclosure Package)

“General Use Issuer Free Writing Prospectus” includes the following documents:

Final term sheets, each dated May 8, 2007, copies of which are attached hereto.

3.	Other Information Included in the General Disclosure Package

The following information is also included in the General Disclosure Package:

None